UNITED STATES                   OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0145
                     Washington, DC 20549            Expires:  February 28, 2006
                                                     Estimated   average  burden
                        SCHEDULE 13D/A               hours per response.......15

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 5*


NAME OF ISSUER:   VYTERIS HOLDINGS (NEVADA), INC.

TITLE OF CLASS OF SECURITIES:   Common Stock, $.001 par value per share.

CUSIP NUMBER:  894631 209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

        Kevin B. Kimberlin
        c/o Spencer Trask & Co.
        535 Madison Avenue, 18th Floor
        New York, NY  10022
        Tel:  (212) 355-5565
        Fax:  212-751-3483

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  August 17, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.:  894631 209

1.    NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) x

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.      CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.      SOLE VOTING POWER: 17,704,916 shares

8.      SHARED VOTING POWER: 0 shares

9.      SOLE DISPOSITIVE POWER: 17,704,916 shares

10.     SHARED DISPOSITIVE POWER: 0 shares

11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY REPORTING  PERSON:  17,704,916
        shares

12.     CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES:
          Yes                 No X

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.98 %

14.     TYPE OF REPORTING PERSON: IN

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          The  information  reported  in  Items 4 and 6 hereof  supplements  the information  reported  in the  corresponding  Items  of Amendment  No. 4 to  the
Schedule  13D  filed by Kevin B.  Kimberlin  on June 14,  2006 (the  "June  2006
13D/A"). The information reported in Items 3 and 5 hereof amends and restates the information reported in the corresponding items of the June 2006 13D/A.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of the date of this Statement, Mr. Kimberlin may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Act, of 17,704,916 shares of Common Stock, representing 68.98 % of such class of securities, based on 19,295,319 shares of Common Stock issued and outstanding as of July 31, 2006, as reported in the Company's Form 10-QSB (its Quarterly Report for the quarterly period ended June 30, 2006) filed with the Securities and Exchange Commission (the "Commission") on August 10, 2006. The investments described in the Schedule 13D and all subsequent amendments have been funded by available working capital of the applicable entities.

        As set forth in more detail below, the shares of Common Stock and securities convertible into, or exercisable for, shares of Common Stock are held directly by Spencer Trask Specialty Group, LLC ("STSG"), a Delaware limited liability company principally engaged in the business of investing in securities; Spencer Trask Ventures, Inc., ("STVI"), a Delaware corporation whose principal business is that of a registered broker-dealer; Spencer Trask Private Equity Fund I LP, a Delaware limited partnership ("Fund I"), Spencer Trask Private Equity Fund II LP, a Delaware limited partnership ("Fund II"), Spencer Trask Private Equity Accredited Fund III LLC, a New York limited liability company ("Fund III"), and Spencer Trask Illumination Fund LLC, a New York limited liability company ("Illumination" and, collectively with Fund I, Fund II and Fund III, the "Funds"), each of which is principally engaged in the business of investing in securities; and Scimitar Holdings, LLC ("Scimitar"), a New York limited liability company principally engaged in the business of investing in securities.

          Mr. Kimberlin is the non-member manager of STSG. Mr. Kimberlin is also the controlling stockholder of Spencer Trask & Co., Inc. ("ST&Co."), the 100% parent of STVI. STVI is managed by a two-person board of directors, one of whom is Mr. Kimberlin. The general partner of each of Fund I and Fund II is Trask Partners LLC, a Delaware limited liability company 100% owned by ST&Co. The manager of each of Fund I and Fund II is ST Management LLC, a Delaware limited liability company ("ST Management"). Fund III is managed by Spencer Trask Private Equity Accredited Fund III Management, LLC, a New York limited liability company 100% owned by ST&Co. Illumination is managed by LLC Management Services, Inc., a New York corporation 100% owned by ST&Co. Each of Fund III and Illumination has retained ST Management in connection with its day-to-day operations. Scimitar is a wholly owned subsidiary of ST&Co.

ITEM 4.   PURPOSE OF TRANSACTION

          On June 26, 2006, pursuant to a Note Purchase Agreement, dated June 26, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $500,000 (the "June 26, 2006 Note"). The June 26, 2006 Note: (i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the

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

semi-annual period ending June 30, 2006 (subject to the terms of the Subordination Agreement); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the June 26, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the June 26, 2006 Note is convertible. For purposes of clarity, the June 26, 2006 Note, and all similar notes issued to STSG described herein and in previous amendments to the Schedule 13D are convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of all such notes) to the Company of at least the aggregate principal amount of such notes.

          On July 7, 2006, pursuant to a Note Purchase Agreement, dated July 7, 2006, STSG made a loan of $200,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $200,000 (the "July 7, 2006 Note"). The July 7, 2006 Note: (i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion;
(ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending December 31, 2006 (subject to the terms of the Subordination Agreement);
(iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the July 7, 2006 Note) to the Company of at least $200,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the July 7, 2006 Note is convertible.

          On July 17, 2006, pursuant to a Note Purchase Agreement, dated July 17, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $500,000 (the "July 17, 2006 Note"). The July 17, 2006 Note: (i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending December 31, 2006 (subject to the terms of the Subordination Agreement); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the July 17, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the July 17, 2006 Note is convertible.

        On August 2, 2006, pursuant to a Note Purchase Agreement, dated August 2, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $500,000 (the "August 2, 2006 Note"). The August 2, 2006 Note: (i) matures on

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

December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending December 31, 2006 (subject to the terms of the Subordination Agreement); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the August 2, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the August 2, 2006 Note is convertible.

          On August 17, 2006, pursuant to a Note Purchase Agreement, dated August 17, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $500,000 (the "August 17, 2006 Note"). The August 17, 2006 Note: (i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending December 31, 2006 (subject to the terms of the Subordination Agreement); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the August 17, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the August 17, 2006 Note is convertible.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin for purposes hereof is based upon 19,295,319 shares outstanding, which is the total number of shares of Common Stock outstanding as of July 31, 2006, as reported in the Company's Form 10-QSB (its Quarterly Report for the quarterly period ended June 30, 2006) filed with the Commission on August 10, 2006. Beneficial ownership has been determined in accordance with the rules of the Commission, based on voting and investment power with respect to such shares. Shares of Common Stock subject to options, convertible securities or warrants currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this Statement, are deemed outstanding for computing the percentage ownership of Mr. Kimberlin, but are not deemed outstanding for computing the percentage ownership of any other person. Not included in the beneficial holdings of Mr. Kimberlin are the holdings of Qubit Holdings LLC ("Qubit"), a Delaware limited liability company held in trust for the benefit of Mr. Kimberlin's children, which beneficially owns 758,156 shares of Common Stock, and 1,127,041 shares of Common Stock issuable upon the conversion or exercise of convertible securities and warrants held by Qubit. Mr. Kimberlin disclaims beneficial ownership of the stock holdings of Qubit and,

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

therefore, such holdings are not included in the calculation of securities of the Company beneficially owned by Mr. Kimberlin as stated herein.

          (a) As of the date of this Statement, Mr. Kimberlin may be deemed to be the beneficial owner of 17,704,916 shares of Common Stock, representing 68.98% of such class of securities, based on the 19,295,319 shares of Common Stock outstanding as of July 31, 2006. Specifically, Mr. Kimberlin may be deemed to be the beneficial owner of: (i) 10,666,648 outstanding shares of Common Stock held by STSG, 278,164 shares of Common Stock held by Scimitar and 388,273 shares of Common Stock held by the Funds; and (ii) 4,137,046 shares of Common Stock that may be acquired by STSG, 2,039,250 shares of Common Stock that may be acquired by STVI and 195,535 shares of Common Stock that may be acquired by the Funds, upon the conversion of convertible securities and the exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date of this Statement.

          (b) Mr. Kimberlin has the sole power indirectly to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock that may be deemed to be beneficially owned by him.

          (c) Other than as set forth in Item 3, in the 60 days prior to the date of this Statement, Mr. Kimberlin has not engaged in any transactions in shares of Common Stock

          (d) No person other than Mr. Kimberlin or the direct holder of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The information contained in Item 3 hereof is hereby incorporated by reference into and added to this Item 6.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

99.76 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on June 26, 2006.

99.77   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated June 26, 2006.

99.78 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 26, 2006.

99.79 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on July 7, 2006.

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


99.80   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated July 7, 2006.

99.81 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 7, 2006.

99.82 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on July 17, 2006.

99.83   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated July 17, 2006.

99.84 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 17, 2006.

99.85 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on August 2, 2006.

99.86   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated August 2, 2006.

99.87 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 2, 2006.

99.88 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on August 17, 2006.

99.89   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated August 17, 2006.

99.90 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 17, 2006.

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

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 21, 2006

/s/ Kevin B. Kimberlin
----------------------
Kevin B. Kimberlin

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

                                  EXHIBIT INDEX


99.76 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on June 26, 2006.

99.77   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated June 26, 2006.

99.78 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 26, 2006.

99.79 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on July 7, 2006.

99.80   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated July 7, 20065.

99.81 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 7, 2006.

99.82 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on July 17, 2006.

99.83   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated July 17, 2006.

99.84 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated July 17, 2006.

99.85 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on August 2, 2006.

99.86   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated August 2, 2006.

99.87 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 2, 2006.

99.88 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on August 17, 2006.

99.89   Note  Purchase   Agreement  between  the  Company  and  Spencer  Trask
        Specialty Group, LLC, dated August 17, 2006.

99.90 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated August 17, 2006.


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